UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the three months ended March 31, 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884) and on April 10, 2017 (File No. 333-217238).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 22, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2019

General

As of March 31, 2019, the Company’s fleet consisted of 62 vessels, with an aggregate capacity of approximately 11.9 million DWT:

(i)	47 vessels owned by the Company (13 VLCCs, 16 Suezmax tankers, 18 LR2/Aframax tankers);

(ii)	three VLCCs that are under finance leases;

(iii)	one VLCC that is recorded as an investment in finance lease;

(iv)	two VLCCs chartered in from an unrelated third party; and

(v)	nine vessels that are under the Company’s commercial management (three VLCCs, two Suezmax tankers, two LR2 tankers and two Aframax oil tankers)

Furthermore, the Company had one VLCC newbuildings under construction, which was delivered in April 2019.

In the period ending March 31, 2019, the Company took delivery of the VLCC newbuilding, Front Defender.

As of March 31, 2019, the Company had entered into fixed rate time charter-out contracts for one LR2 tanker and two Suezmax tankers, all with expiry in Q1 2020, at average rates of $19,500 per day, $23,750 per day and $17,000 per day plus profit split, respectively.

Fleet changes

(number of vessels)	Three months ended March 31, 2019	Three months ended March 31, 2018	Year ended December 31, 2018
VLCCs
At start of period	17	20	20
Other acquisitions/newbuilding deliveries	1	2	2
Disposal/lease termination	—	(1)	(6)
Chartered-in/ redelivered	—	—	1
At end of period	18	21	17
Suezmax tankers
At the start and end of period	16	16	16
LR2/Aframax tankers
At start of period	18	17	17
Other acquisitions/newbuilding deliveries	—	1	1
At end of period	18	18	18
Total
At start of period	51	53	53
Other acquisitions/newbuilding deliveries	1	3	3
Disposal/lease termination	—	(1)	(6)
Chartered-in/ redelivered	—	—	1
At end of period	52	55	51

(1) The table above excludes vessels commercially managed on behalf of third parties and related parties and also the vessel recorded as an investment in finance lease.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2019 and March 31, 2018.

Total operating revenues and voyage expenses and commissions

(in thousands of $)	2019	2018
Time charter revenues	8,390	11,536
Voyage charter revenues	223,191	152,834
Finance lease interest income	256	363
Other income	6,438	4,888
Total operating revenues	238,275	169,621

Voyage expenses and commissions	97,512	89,039

Time charter revenues decreased by $3.1 million in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to the redelivery of vessels from time charters back on to voyage charters and a small reduction as a result of a lower rate achieved on one vessel. This was partially offset by a small increase in time charter revenues as a result of a small number of market related time charters between July 2018 and March 2019.

Voyage charter revenues increased by $70.4 million in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to the delivery of four newbuildings and the delivery of two chartered-in vessels since January 1, 2018, the net reduction in vessels trading under time charters and the increase in the market rates. These factors were partially offset by the redelivery of six vessels chartered in under long-term leases from Ship Finance and one vessel chartered-in under an operating lease.

The finance lease interest income in the three months ended March 31, 2019 relates to the investment in a finance lease, which was acquired upon the merger in 2015 with Frontline 2012 Ltd ("the Merger").

Other income primarily comprises the income earned from the commercial management of related party and third party vessels and newbuilding supervision fees derived from related parties. The increase in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 was due to an increase in commercial management and newbuilding supervision fees earned.

Voyage expenses and commissions increased by $8.5 million in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to the delivery of four newbuildings and the delivery of two chartered-in vessels since January 1, 2018, the net reduction in vessels trading under time charters and an increase in bunker prices. These factors were partially offset by the redelivery of six vessels chartered in under long-term leases from Ship Finance International Ltd. ("Ship Finance") and one vessel chartered-in under operating lease.

Other operating losses

(in thousands of $)	2019	2018
Loss on termination of vessel leases	—	(5,819)
Loss on pool arrangements	(742)	(297)
Other operating losses	(742)	(6,116)

In February 2018, the Company agreed with Ship Finance to terminate the long-term charter for the 1998-built VLCC Front Circassia upon the sale and delivery of the vessel by Ship Finance to an unrelated third party. The charter with Ship Finance terminated in February and the charter counter party Frontline Shipping Limited (“FSL”); a non recourse subsidiary of the Company; has agreed to pay a compensation of approximately $8.9 million for the termination of the charter to Ship Finance, which has been recorded as an interest-bearing note payable by FSL. The Company has recorded a loss on termination, including this termination payment, of $5.8 million in the three months ended March 31, 2018.

In the three months ended March 31, 2019 a loss on pool arrangements of $0.7 million was recognized.

Contingent rental income

(in thousands of $)	2019	2018
Contingent rental income	(1,031)	(6,695)

Contingent rental income in the three months ended March 31, 2019 relates to the three charter party contracts with Ship Finance and is due to the fact that the actual profit share payable in the three months ended March 31, 2019 of $1.0 million (2018: nil) was $1.0 million (2018: $6.7 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger. The decrease in contingent rental income is due to the reduction in the number of vessels leased from Ship Finance along with an increase in market rates which has increased the amount payable to Ship Finance in the three months ended March 31, 2019.

Ship operating expenses

(in thousands of $)	2019	2018
Ship operating expenses	32,732	34,733

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry docking expenses, lubricating oils and insurance.

Ship operating expenses decreased in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to a reduction in the operating fleet, following the net reduction of leased vessels since January 1, 2018. These factors were partially offset by an increase in costs due to the delivery of four newbuildings since January 1, 2018 along with the recording of $1.6 million of non-lease component of charter hire recorded within Ship operating expenses, as noted below.

Charter hire expenses

(in thousands of $)	2019	2018
Charter hire expenses	2,104	2,317

In the quarter ended March 31, 2019 the Company chartered-in two VLCCs. Under ASC 842 from January 1, 2019 the Company is required to separate the lease and non-lease components of operating lease expenses. In the three months ended March 31, 2019 the Company recognized $1.6 million of Charter hire expenses within Ship Operating Expenses in relation to the non-lease component of Charter hire expenses relating to the two VLCCs. The Company recognized $2.1 million as Charter hire expense in relation to the leasing component of the charters for the two VLCCs. In the period ended March 31, 2018, the Company chartered-in one VLCC, however the lease and non-lease component of the charter were both recorded within Charter hire expenses.

Administrative expenses

(in thousands of $)	2019	2018
Administrative expenses	9,892	9,548

Administrative expenses for the three months ended March 31, 2019 were comparable to the three months ended March 31, 2018.

Depreciation

(in thousands of $)	2019	2018
Depreciation	27,401	31,791

Depreciation decreased in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to the termination of the long-term charters since January 1, 2018 on six vessels chartered in from Ship Finance. These factors were partially offset by an increase in depreciation due to the delivery of four newbuildings since January 1, 2018.

Interest income

(in thousands of $)	2019	2018
Interest income	261	140

Interest income in the three months ended March 31, 2019 and the three months ended March 31, 2018 relates solely to interest received on bank deposits.

Interest expense

(in thousands of $)	2019	2018
Interest expense	(23,441)	(21,602)

Interest expense increased in the three months ended March 31, 2019 as compared to the three months ended March 31, 2018 primarily due to the draw down of loans in relation to the delivery of four newbuildings since January 1, 2018, including an increase in expense due to the movements in interest rates. This is partially offset by a decrease in finance lease interest expense as a result of the termination of the long-term charters of six vessels leased from Ship Finance and the scheduled repayment of outstanding debt.

Gain on sale of securities

(in thousands of $)	2019	2018
Gain on sale of securities	—	1,026

In the three months ended March 31, 2018, the Company sold its remaining 4.7 million shares of DHT Holdings Inc. ("DHT"), for proceeds of $17.8 million, recognizing a gain on sale of $1.0 million in the income statement.

Unrealized loss on marketable securities

(in thousands of $)	2019	2018
Unrealized loss on marketable securities	(1,381)	(311)

The Company recognized an unrealized loss of $1.4 million and an unrealized loss of $0.3 million in relation to the movement in the fair value of its marketable securities for the three months ended March 31, 2019 and the three months ended March 31, 2018 respectively.

Gain (loss) on derivatives

(in thousands of $)	2019	2018
Gain (loss) on derivatives	(4,100)	5,085

The loss on derivatives in the three months ended March 31, 2019 and the gain in the three months ended March 31, 2018 primarily relates to interest rate swap agreements as a result of movements in interest rates.

Other non-operating items

(in thousands of $)	2019	2018
Other non-operating items	37	(44)

Other non-operating items primarily comprise bank charges and dividends received on marketable securities.

Net income attributable to non-controlling interest

(in thousands of $)	2019	2018
Net income attributable to non-controlling interest	(80)	(85)

Net income attributable to non-controlling interest in the three months ended March 31, 2019 and the three months ended March 31, 2018 is primarily attributable to the non-controlling interests in the results of Seateam Management Pte. Ltd ("Seateam").

Critical Accounting Policies and Estimates

Impairment Assessment of Goodwill

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance may be affected by potential impairment charges related to goodwill. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. Impairment of goodwill in excess of amounts allocable to identifiable assets and liabilities is determined using a two-step approach, initially based on a comparison of the fair value of the reporting unit to the book value of its net assets; if the fair value of the reporting unit is lower than the book value of its net assets, then the second step compares the implied fair value of the Company's goodwill with its carrying value to measure the amount of the impairment. The Company has one reporting unit for the purpose of assessing potential goodwill impairment and has selected September 30 as its annual goodwill impairment testing date. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Our test for potential goodwill impairment is a two-step approach. We estimate the fair value of the Company based on its market capitalization plus a control premium and compare this to the carrying value of its net assets. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. If the carrying value of the Company's net assets exceeds its estimated fair value, the second step of the goodwill impairment analysis requires us to measure the amount of the impairment loss. An impairment loss is calculated by comparing the implied fair value of the goodwill to its carrying amount. The implied fair value of goodwill is calculated in the same manner as the goodwill recognized in a business combination. That is, the Company determines the fair value of assets and liabilities of the reporting unit (including any unrecognized intangible assets excluding goodwill) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts determined for its assets and liabilities is the implied fair value of goodwill.

At March 31, 2019 the Company's market capitalization was $1,097.0 million (based on a share price of $6.46) and as such was below its net book value of $1,204.4 million. The Company elected to complete the first step of the goodwill impairment analysis. The Company has calculated the fair value of the Company to be approximately $1,426.2 million, based on a control premium of 30%, compared to its carrying value of approximately $1,204.4 million. As the fair value of the Company was above the carrying value, the Company concluded that it was not required to complete the second step of the goodwill impairment analysis and there was no requirement for an impairment.

If our stock price declines, or if our control premium declines, without a corresponding decline in the fair value of underlying assets and liabilities the implied value of goodwill might decrease which could result in impairments of some or all of the $112.5 million of goodwill. A share price of $5.46 per share at the end of the first quarter would have required the Company to complete the second step of the goodwill impairment test. A control premium of 10% at the end of the first quarter would have required the Company to perform the second step of the goodwill impairment test. Control premium assumptions require judgment and actual results may differ from assumed or estimated amounts. The Company believes that the control premium may be attributable, in part or in whole, to the expected synergies from combining the operations of the Company and an acquirer, particularly in respect of the benefits of operating an enlarged oil tanker fleet and assembled workforce as well as being able to take advantage of an expected reduction in costs from an expansion in scale. Events or circumstances may occur that could negatively impact our stock price, including changes in our anticipated revenues and profits and our ability to execute on our strategies. An impairment could have a material effect on our consolidated balance sheet and results of operations.

Liquidity and Capital Resources

We operate in a capital intensive industry and have historically financed our purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Historically, market rates for charters of our vessels have been volatile.

Periodic adjustments to the supply of and demand for oil and product tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.
Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds, Euros, Norwegian Kroner and Singapore Dollars.
Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding instalments, payment of upgrading costs in relation to Exhaust Gas Cleaning Systems ("EGCS") and Ballast Water Treatment Systems ("BWTS"), lease payments for our chartered-in fleet, contingent rental expense and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.
As of March 31, 2019, and December 31, 2018, we had cash and cash equivalents of $95.8 million, and $66.5 million, respectively. As of March 31, 2019, and December 31, 2018, we had restricted cash balances of $1.3 million, and $1.4 million, respectively. Restricted cash does not include cash balances of $38.6 million (December 2018: $37.9 million), which represents 50% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at March 31, 2019, the cash held by Frontline Shipping Limited of $6.2 million (December 31, 2018: $3.5 million), may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any promissory notes and any other amounts incurred in the ordinary course of business. These amounts are included in "Cash and cash equivalents".
Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.
As of March 31, 2019, the remaining commitments for our one VLCC newbuilding contract amounted to $55.9 million, which was paid in April 2019 in relation to the vessel being delivered in April 2019. The remaining commitment includes EGCS on the newbuilding. In April 2019, the Company signed an amendment to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the EGCS to be installed on the remaining VLCC newbuilding. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million.
As of March 31, 2019, the Company has committed to the installation of EGCS on 18 vessels owned by the Company, excluding EGCS being installed on the Company’s newbuilding included above and on the one newbuilding delivered in the quarter, with a financial commitment of $13.9 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million, excluding installation costs. These remaining commitments are due in 2019.

As of March 31, 2019, the Company has committed to the installation of BWTS on five vessels, with a remaining commitment of $2.4 million excluding installation costs, which is due in 2019.

In the three months ended March 31, 2019, the Company repaid $36.0 million from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the “Credit Facility”). The amount can be redrawn at any time should the Company require. In November 2018 the Company extended the terms of the Credit Facility by 12 months. Following the extension, the Credit Facility is repayable in November 2020. $125.0 million remains available and undrawn as at March 31, 2019.
In the three months ended March 31, 2019, the Company drew down $55.3 million under its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

In May 2019, the Company entered into an agreement to purchase a Suezmax tanker resale under construction at Hyundai Heavy Industries ("HHI"), due for delivery in May 2020, at a cost of $66 million.

In July 2018, the Company announced it had entered into an Equity Distribution Agreement dated July 24, 2018, with Morgan Stanley & Co. LLC for the offer and sale of up to $100.0 million of common shares of Frontline through an ATM. In December 2018, 11,868 shares were issued for combined proceeds of $0.1 million.

Cash Flows
The following summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2019.
Net cash provided by operating activities
Net cash provided by operating activities in the three months ended March 31, 2019 was $97.8 million compared with $12.0 million in the three months ended March 31, 2018. Our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average TCE rates earned by our vessels in periods subsequent to March 31, 2019, compared with the actual TCE rates achieved during the three months ended March 31, 2019, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. We estimate that average daily total cash cost break even TCE rates for the remainder of 2019 will be approximately $24,700, $20,000 and $16,600 for our owned and leased VLCCs, Suezmax tankers, and LR2/Aframax tankers, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expenses and scheduled loan principal repayments, bareboat hire and corporate overhead costs. These rates do not take into account capital expenditures and contingent rental expense.
Net cash used in investing activities
Net cash used in investing activities of $57.1 million in the three months ended March 31, 2019 comprised mainly of capitalized additions of $59.8 million, primarily in respect of one newbuilding delivered in the period. This was partially offset by $3.0 million repayment of a $6.0 million interest free loan extended by Frontline to FMSI.
Net cash provided by financing activities
Net cash used in financing activities in the three months ended March 31, 2019 of $11.4 million was primarily a result of debt and finance lease repayments of $66.6 million. This was partially offset by the drawdown of $55.3 million in respect of the newbuilding delivered in the period.

Debt restrictions
The Company's loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Restricted cash does not include cash balances of $38.6 million (December 2018: $37.9 million), which represents 50% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. These cash amounts are included in "Cash and cash equivalents". Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.
We believe that cash on hand and borrowings under our current credit facilities will be sufficient to fund our requirements for, at least, the twelve months from the date of this interim report.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk
The Company is exposed to the impact of interest rate changes primarily through its floating-rate borrowings that require the Company to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. The Company uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

As of March 31, 2019, $1,552.5 million of the Company's outstanding debt was at variable interest rates and the outstanding debt, net of the amount subject to interest rate swap agreements, was $1,233.3 million. Based on this, a one percentage point increase in annual LIBOR interest rates would increase its annual interest expense by approximately $12.3 million, excluding the effects of capitalization of interest.

Currency Risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, its functional currency. Certain of its subsidiaries report in Norwegian Kroner, Singapore Dollars or British Pounds and risks of two kinds arise as a result: a transaction risk, that is, the risk that currency fluctuations will have an effect on the value of cash flows; and a translation risk, which is the impact of currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars in the consolidated financial statements.

Inflation
Inflation has only a moderate effect on the Company's expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. These newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150.0 million was switched to fixed rate. The fair value of these swaps at March 31, 2019 was a receivable of $2.9 million ( December 2018: receivable of $7.6 million). Credit risk exists to the extent that the counterparty is unable to perform under the contracts, but this risk is considered remote as the counterparty is a bank, which participates in the loan facility to which the interest rate swaps are related. The Company recorded a loss on these interest swaps of $4.1 million in the three months ended March 31, 2019 (three months ended March 31, 2018: gain of $5.1 million).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline Ltd. and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this documents, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Bermuda and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Commission on March 28, 2019 for a more complete discussion of these and other risks and uncertainties.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2019 and March 31, 2018
(in thousands of $, except per share data)

	2019	2018
Operating revenues
Time charter revenues	8,390	11,536
Voyage charter revenues	223,191	152,834
Finance lease interest income	256	363
Other income	6,438	4,888
Total operating revenues	238,275	169,621
Other operating losses	(742)	(6,116)
Voyages expenses and commissions	97,512	89,039
Contingent rental income	(1,031)	(6,695)
Ship operating expenses	32,732	34,733
Charter hire expense	2,104	2,317
Administrative expenses	9,892	9,548
Depreciation	27,401	31,791
Total operating expenses	168,610	160,733
Net operating income	68,923	2,772
Other income (expenses)
Interest income	261	140
Interest expense	(23,441)	(21,602)
Gain on sale of securities	—	1,026
Foreign currency exchange loss	(146)	(608)
Unrealized loss on marketable securities	(1,381)	(311)
Gain (loss) on derivatives	(4,100)	5,085
Other non-operating gain (loss)	37	(44)
Net other expenses	(28,770)	(16,314)
Net income (loss) before income taxes and non-controlling interest	40,153	(13,542)
Income tax expense	(42)	(14)
Net income (loss)	40,111	(13,556)
Net income attributable to non-controlling interest	(80)	(85)
Net income (loss) attributable to the Company	40,031	(13,641)

Basic and diluted earnings (loss) per share attributable to the Company ($)	0.24	(0.08)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Income for the three months ended March 31, 2019 and March 31, 2018
(in thousands of $)

	2019	2018
Comprehensive income
Net income (loss)	40,111	(13,556)
Foreign currency translation income	106	162
Other comprehensive income	106	162
Comprehensive income (loss)	40,217	(13,394)

Comprehensive income attributable to non-controlling interest	80	85
Comprehensive income (loss) attributable to the Company	40,137	(13,479)
Comprehensive income (loss)	40,217	(13,394)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2019 and December 31, 2018
(in thousands of $)

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	95,820	66,484
Restricted cash	1,332	1,420
Marketable securities	955	836
Marketable securities pledged to creditors	6,892	8,392
Trade accounts receivable, net	58,567	53,982
Related party receivables	7,401	7,895
Other receivables	14,675	17,068
Inventories	61,786	68,765
Voyages in progress	37,547	59,437
Prepaid expenses and accrued income	12,957	7,804
Investment in finance lease	8,383	10,803
Other current assets	5,729	5,359
Total current assets	312,044	308,245
Long term assets
Newbuildings	26,408	52,254
Vessels and equipment, net	2,535,320	2,476,755
Vessels and equipment under Finance lease, net	87,709	90,676
Right-of-use assets under operating leases	16,091	—
Investment in finance lease	10,822	10,979
Investment in associated company	3,246	6,246
Goodwill	112,452	112,452
Long-term derivative instruments receivable	2,925	7,641
Other long term assets	15,291	12,593
Total assets	3,122,308	3,077,841

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	122,546	120,479
Current portion of obligations under finance leases	11,469	11,854
Current portion of obligations under operating lease	9,755	—
Related party payables	16,094	18,738
Trade accounts payable	22,175	22,212
Accrued expenses	40,313	37,031
Other current liabilities	4,033	3,904
Total current liabilities	226,385	214,218
Long-term liabilities
Long-term debt	1,598,821	1,610,293
Obligations under finance leases	85,116	87,930
Obligations under operating lease	6,438	—
Other long-term liabilities	1,184	1,183

Total liabilities	1,917,944	1,913,624
Commitments and contingencies
Equity
Share capital (169,821,192 shares, par value $1.00)	169,821	169,821
Additional paid in capital	198,626	198,497
Contributed surplus	1,090,376	1,090,376
Accumulated other comprehensive income	330	224
Retained deficit	(255,087)	(295,118)
Total equity attributable to the Company	1,204,066	1,163,800
Non-controlling interest	298	417
Total equity	1,204,364	1,164,217
Total liabilities and equity	3,122,308	3,077,841

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and March 31, 2018
(in thousands of $)

	2019	2018

Net cash provided by operating activities	97,757	12,045

Additions to newbuildings, vessels and equipment	(59,844)	(186,171)
Finance lease payments received	—	2,471
Return of loan to associated company	3,000	—
Purchase of shares from non-controlling interest	(269)	—
Proceeds from sale of shares	—	17,757
Net cash used in investing activities	(57,113)	(165,943)

Proceeds from issuance of debt	55,250	191,881
Repayment of long-term debt	(65,471)	(26,245)
Repayment of finance leases	(1,175)	(3,200)
Net cash (used in) provided by financing activities	(11,396)	162,436

Net change in cash and cash equivalents and restricted cash	29,248	8,538
Cash and cash equivalents and restricted cash at start of period	67,904	104,886
Cash and cash equivalents and restricted cash at end of period	97,152	113,424

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2019 and March 31, 2018
(in thousands of $, except number of shares)

	2019	2018
Number of shares outstanding
Balance at beginning of the period	169,821,192	169,809,324
Balance at end of the period	169,821,192	169,809,324

Share capital
Balance at beginning and end of the period	169,821	169,809

Additional paid in capital
Balance at beginning of the period	198,497	197,399
Stock compensation expense	199	338
Gain attributable to change in non-controlling interest	(70)	—
Balance at end of the period	198,626	197,737

Contributed surplus
Balance at beginning and end of the period	1,090,376	1,090,376

Accumulated other comprehensive income (loss)
Balance at beginning of the period	224	2,227
Other comprehensive income	106	162
Adjustment on adoption of changes in ASC 825	—	(2,896)
Balance at end of the period	330	(507)

Retained deficit
Balance at beginning of the period	(295,118)	(272,503)
Net income (loss)	40,031	(13,641)
Adjustment on adoption of ASC 606	—	(16,631)
Adjustment on adoption of changes in ASC 825	—	2,896
Balance at end of the period	(255,087)	(299,879)

Total equity attributable to the Company	1,204,066	1,157,536

Non-controlling interest
Balance at beginning of the period	417	321
Net income attributable to non-controlling interest	80	85
Adjustment on repurchase of non-controlling interest	(199)	—
Balance at end of the period	298	406

Total equity	1,204,364	1,157,942

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements, except as noted below in Note 2, and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission on March 28, 2019. The unaudited condensed interim financial statements do not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2019 are not necessarily indicative of the results for the year ending December 31, 2019. The year-end Condensed Consolidated Balance Sheet was derived from audited financial information, but does not include all disclosures required by US GAAP.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, which was filed with the Securities and Exchange Commission on March 28, 2019, with the exception of certain changes noted below.

Adoption of ASC 842 Leases
The Company has adopted ASC 842 effective January 1, 2019 using the modified retrospective transition approach, which allows the Company to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Based on the Company's analysis, the cumulative effect adjustment to the opening balance of accumulated deficit is zero because (i) the Company does not have any unamortized initial direct costs as of January 1, 2019 that needs to be written off; (ii) the Company does not have any lease incentives or accrued rental transactions that needs to be recognized; and (iii) the timing and pattern of revenue recognition under its revenue contracts that have lease and non-lease components is not materially different and even if accounted for separately, the lease component of such contracts would be considered operating leases. The company has elected the package of practical expedients applied to all of its leases (including those for which it is a lessee and lessor) that permit it not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Furthermore the Company has not elected the practical expedient to use hindsight when determining the lease term.

The Company as lessee currently has three major categories of leases - chartered-in vessels, vessels under finance lease and leased office and other space. Upon adoption of ASC 842, the Company has recognized right-of-use assets and corresponding lease liabilities of $18.5 million on the balance sheet in relation to our operating leases, the right-of-use assets have then been amortized during the first quarter. The Company does not expect the implementation of this standard to cause a material change in the Company's operating expenses in the fiscal year 2019. The Company has not elected the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee.

ASC 842 also allows lessees to elect as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases shall be made by class of underlying asset to which the right of use relates. The Company has elected not to apply the provisions of ASC 842 to short term leases, there were no short term leases as at March 31, 2019.

For arrangements where we are the lessor, the adoption of the new lease standard has not had a material impact on our financial statements. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606.

The implementation has had no impact on the accounting for the Company's finance lease arrangements.

Where the Company is lessee, operating lease expense is recognized on a straight-line basis over the lease term.

In determining the appropriate discount rate to use in calculating the present value of the Company’s contractual lease payments, the Company makes significant judgments and assumptions to estimate the incremental borrowing rate as the rate implicit in the Company’s leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

The Company makes significant judgments and assumptions to separate lease components from non-lease components of our contracts. For purposes of determining the standalone selling price of the vessel lease and non-lease components of the Company’s time charters and voyage charters, the Company uses the residual approach given that vessel rates are highly variable depending on shipping market conditions. The Company believes that the standalone transaction price attributable to the non-lease component is more readily determinable than the price of the lease component and, accordingly, the price of the service components is estimated using cost plus a margin and the residual transaction price is attributed vessel lease component.

Where the Company is lessor, lease revenue for fixed lease payments are recognized over the lease term on a straight-line basis and lease revenue for variable lease payments are recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur. Initial direct costs are expensed over the lease term on the same basis as lease revenue. See Note 12 for disclosure on the Company's operating lease arrangements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017-04 Intangibles - Goodwill and other (Topic 350), which simplifies the test for goodwill impairment. This Update eliminates Step 2 from the goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of the assets acquired and liabilities assumed in a business combination. Instead an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, however the loss recognized should not exceed the total amount of goodwill allocated to the reporting unit. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This update removes, modifies and adds specific disclosure requirements in relation to fair value measurement with the aim of improving the effectiveness of disclosures to the financial statements. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2019	2018
Net Income (loss) attributable to the Company	40,031	(13,641)

	2019	2018
Weighted average number of shares (000s)	169,821	169,809

Share options issued by the Company did not have an impact on the calculation of earnings per share as they were non-dilutive. The impact of stock options using the treasury stock method was anti-dilutive in the period ended March 31, 2019 as the exercise price was higher than the average share price and, therefore the options were excluded from the denominator in the calculation.

5. OPERATING REVENUES

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. Time charter contracts and bareboat contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms with freight paid on completion of discharge. The voyage charter party generally has a "demurrage" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as voyage revenue, as such, demurrage is considered variable consideration under the contract. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. Such estimates are reviewed and updated over the term of the voyage charter contract. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

The lease and non-lease components of our revenues were as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	8,390	—	8,390
Voyage charter revenues	57,698	165,493	223,191
Finance lease interest income	256	—	256
Other income	—	6,438	6,438
Total	66,344	171,931	238,275

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $8.5 million of contract assets were capitalized in the period ended March 31, 2019 as "Other current assets", of which $2.8 million was amortized up to March 31, 2019, leaving a remaining balance of $5.7 million. $5.4 million of contract assets were amortized in the quarter ended March 31, 2019 in relation to voyages in progress at the end of December 31, 2018. No impairment losses were recognized in the period.

As at March 31, 2019 the Company reported the following contract assets in relation to its contracts with customers, including those contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2019	2018
Voyages in progress	27,367	59,437
Trade accounts receivable	46,847	52,278
Related party receivables	4,407	3,084
Other current assets	5,723	5,359
Total	84,344	120,158

The adoption of ASC 842 had no impact on shipping revenues for the three months ended March 31, 2019 as the timing and pattern of revenue recognition under our revenue contracts that have lease and non-lease components is not materially different even when accounted for separately under ASC 842 and ASC 606, respectively.

6. OTHER OPERATING GAINS & LOSSES

(in thousands of $)	2019	2018
Loss on lease termination	—	(5,819)
Loss on pool arrangements	(742)	(297)
Other operating losses	(742)	(6,116)

7. RESTRICTED CASH

Restricted cash consists of cash, which may only be used for certain purposes and is held under a contractual arrangement.

Restricted cash does not include cash balances of $38.6 million (December 2018: $37.9 million), which represents 50% (December 2018: 50%) of the cash required to be maintained by the financial covenants in our loan agreements. The Company is permitted to satisfy up to 50% of the cash requirement by maintaining a committed undrawn credit facility with a remaining availability of greater than 12 months. Furthermore, Frontline Shipping Limited, a wholly owned subsidiary of the Company and the chartering counterparty with Ship Finance with respect to the remaining three VLCCs leased from them, has agreed to certain dividend restrictions as a result of the amendment of the terms of the long term charter agreements in May 2015. In order to make or pay any dividend or other distribution to the Company, Frontline Shipping Limited shall demonstrate a cash buffer of $2.0 million per vessel both prior to and following such payment, and following payment of the next monthly hire due plus any profit share accrued under the agreement as well as settling the promissory note related to the termination of the lease on Front Circassia, including accrued interest. As at March 31, 2019, the cash held by Frontline Shipping Limited of $6.2 million (December 31, 2018: $3.5 million) may solely be used for vessel operations, payment of hire to Ship Finance or other amounts incurred under the charters and Charter Ancillary Agreement, including the settlement of interest and principal due on any promissory notes and any other amounts incurred in the ordinary course of business. These cash amounts are included in "Cash and cash equivalents".

8. MARKETABLE SECURITIES

A summary of the movements in our marketable securities for the three months ended March 31, 2019 and year ended December 31, 2018 is presented in the table below:

(in thousands of $)	2019	2018
Balance at start of period	836	19,231
Shares disposed of	—	(16,749)
Unrealized loss on marketable securities	(1,381)	(3,526)
Repurchase of securities pledged to creditors	8,392	10,272
Marketable securities pledged to creditors	(6,892)	(8,392)
Balance at end of period	955	836

Avance Gas
In the three months ended March 31, 2019, the Company recognized a mark to market gain of $0.3 million in relation to the 0.4 million shares held in Avance Gas Holdings Ltd ("Avance Gas").

As of March 31, 2019 and December 31, 2018 the 442,384 shares in Avance Gas were held as collateral against secured borrowings.
Ship Finance

In the three months ended March 31, 2019, the Company recognized a mark to market gain of $0.1 million in relation to the 0.1 million shares held in Ship Finance International Ltd.

Golden Ocean

In December 2018, the Company sold 1,260,358 shares in Golden Ocean Group Ltd. ("Golden Ocean") for proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2019 for $7.7 million.

In March 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2018 for $6.6 million and as such made a net cash settlement of $1.0 million after adjustment for foreign exchange differences, this has been treated as a settlement of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $6.6 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows.

As of March 31, 2019 the Company reports a total of 1,270,657 shares in Golden Ocean, of which 1,260,358 as marketable securities pledged to creditors.

In the three months ended March 31, 2019 the Company recognized an unrealized loss of $1.8m in relation to the 1.3 million shares held in the income statement.

9. NEWBUILDINGS

Movements in the three months ended March 31, 2019 may be summarized as follows;

(in thousands of $)
Balance at December 31, 2018	52,254
Additions, net	56,814
Interest capitalized	311
Transfer to Vessels and Equipment, net	(82,971)
Balance at March 31, 2019	26,408

In the three months ended March 31, 2019, the Company took delivery of the VLCC newbuilding, Front Defender.

As of March 31, 2019, the Company's newbuilding program comprised one VLCC newbuilding which was delivered in April 2019.

10. VESSELS AND EQUIPMENT, NET

Movements in the three months ended March 31, 2019 may be summarized as follows;

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	2,808,356	(331,601)	2,476,755
Depreciation	—	(24,434)
Additions to vessels and equipment	28	—
Transfers from Newbuildings	82,971	—
Balance at March 31, 2019	2,891,355	(356,035)	2,535,320

In the three months ended March 31, 2019, the Company took delivery of one VLCC newbuilding, Front Defender.

11. VESSELS UNDER FINANCE LEASE, NET

As of March 31, 2019, the Company leased in three vessels on long-term time charter from Ship Finance (December 2018: three vessels), all of which are classified as finance leases.

(in thousands of $)	Cost	Accumulated Depreciation	Net Carrying Value
Balance at December 31, 2018	140,501	(49,825)	90,676
Depreciation	—	(2,967)
Balance at March 31, 2019	140,501	(52,792)	87,709

The outstanding obligations under capital leases as of March 31, 2019 are payable as follows:

(in thousands of $)
Year 1	18,215
Year 2	17,557
Year 3	16,798
Year 4	17,178
Year 5	17,606
Thereafter	37,973
Minimum lease payments	125,327
Less: imputed interest	(28,742)
Present value of obligations under capital leases	96,585

The outstanding obligations under capital leases as of December 31, 2018 are payable as follows:

(in thousands of $)
2019	18,795
2020	17,606
2021	17,557
2022	16,419
2023	17,557
Thereafter	42,387
Minimum lease payments	130,321
Less: imputed interest	(30,537)
Present value of obligations under capital leases	99,784

The Company recognized the following (expenses) gains in relation to the amortization of finance lease assets and obligations:

(in thousands of $)	March 31, 2019	March 31, 2018
Depreciation of vessels under finance lease	(2,967)	(8,156)
Interest expense on obligations under finance lease	(1,795)	(5,184)
Contingent rental income	1,031	6,695
Total finance lease expense, net	(3,731)	(6,645)

The remaining periods on these leases at March 31, 2019 range from 6 to 8 years (December 31, 2018: 6 to 8 years). The weighted average discount in relation to these leases is 7.5%.

12. OPERATING LEASES

Two further vessels are leased in on time charter from a third party and have been classified as operating leases. These leases are at fixed rates for an initial two year period, with an option to extend for an additional year. The minimum lease payments do not include the optional year as the company has assessed that it was not reasonably certain of extending the lease at the date the contracts were entered into. The Company has allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. The company has recorded the non-lease component of $1.6 million within Ship Operating Expenses and has recognized the lease component of $2.1 million within Charter hire expense within the Consolidation Statement of Operations. Furthermore, the Company is committed to make rental payments under operating leases for office premises. Certain of these leases include variable lease elements linked to inflation indexes. Such variable payments have been estimated on the date of adoption based on the index at that time and included in the minimum lease payments. A lease expense of $0.6 million is recorded in Administrative expenses in the Consolidated Statement of Operations.

Rental expense
The future minimum rental payments under the Company's non-cancellable operating leases as at March 31, 2019 are as follows:

(in thousands of $)
Year 1	10,345
Year 2	2,312
Year 3	1,168
Year 4	975
Year 5	846
Thereafter	1,504
Total minimum lease payments	17,150
Less: Imputed interest	(957)
Present value of operating lease liabilities	16,193

The future minimum rental payments under the Company's non-cancellable operating leases as at December 31, 2018 are as follows:

(in thousands of $)
2019	17,348
2020	6,682
2021	550
2022	181
2023	41
Thereafter	—
24,802

Total expense for operating leases was $2.7 million for the period ended March 31, 2019 (2018: $2.8 million). Total cash paid in respect of operating leases was $2.6 million in the period ended March 31, 2019 (2018: $2.8 million). The weighted average discount in relation to the operating leases was 3.9% for the period ended March 2019 and the weighted average lease term was 3 years for the period ended March 31, 2019.

Rental income
One of our LR2 and one Suezmax tanker were on fixed rate time charters at March 31, 2019 (2018: one vessel). Two vessels were on variable rate time charters at March 31, 2019 (2018: two vessels). One vessel was on a fixed rate time charter with a profit sharing clause. There are no further option periods in relation to these leases. The minimum future revenues to be received under our fixed rate contracts as of March 31, 2019 are as follows:

(in thousands of $)
Year 1	15,937
Year 2	—
Year 3	—
Year 4	—
Year 5	—
Thereafter	—
Total minimum lease payments	15,937

Our variable rate contracts are not based on an index but are based on the actual earnings of the vessels earned by our customers. As such they have been excluded from the minimum future revenues above. Profit share to be earned under our chartering arrangements are also excluded.

Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

There are no options to extend our operating leases where we are lessor.

The cost and accumulated depreciation of vessels leased to third parties as of March 31, 2019 were $288.7 million and $45.2 million, respectively, and as of December 31, 2018 were $158.8 million and $12.3 million, respectively.

Contingent rental income
In July 2018, the Company entered into an agreement to charter-out one Suezmax tanker on a variable rate time charter for approximately one year. The Company recognized charter income of $2.2 million in the period ended March 31, 2019 in relation to this charter.

In September 2018, the Company entered into an agreement to charter-out one LR2 tanker on a variable rate time charter for approximately six months. The rate of hire is based on the actual earnings of the vessel, with no ceiling and no floor. The Company recognized charter income of $0.7 million in the period ended March 31, 2019 in relation to this charter.

In January 2019, the Company entered into an agreement to charter-out one Suezmax tanker on a fixed rate time charter, including profit split. No profit split was recognized in the period ended March 31, 2019.

13. INVESTMENT IN ASSOCIATED COMPANY

In June 2018, the Company announced that it had entered into a memorandum of agreement to acquire a 20% ownership interest in Feen Marine Scrubbers Inc., a manufacturer of exhaust gas cleaning systems (“FMSI”). The Company recorded its initial investment at a cost of $6.0 million. The Company became a shareholder in the third quarter when the nominal value of the shares acquired was settled by the Company. A shareholder loan of $6.0 million was advanced in the third quarter of 2018 (the "Shareholder Loan"). The loan bears no interest and has no fixed repayment date. The investment therefore comprises the cash paid for the shares and the value of the Shareholder Loan. The investment is accounted for under the equity method.

In January 2019, Frontline announced that its ownership interest in FMSI has increased to 28.9% following the purchase by FMSI of a 30.8% stake in FMSI from Bjørnar Feen, one of FMSI’s founders.

In January 2019, FMSI repaid $3.0 million of the $6.0 million Shareholder Loan. The repayment of the loan was recorded against the investment in associated company.

14. DEBT

The Company drew down $55.3 million in the three months ended March 31, 2019 under its $110.5 million term loan facility with Credit Suisse in connection with one VLCC delivered in the period.

The Company repaid $36.0 million in the three months ended March 31, 2019 under its senior unsecured facility of up to $275.0 million with an affiliate of Hemen Holding Ltd (the "Credit Facility"). $125.0 million remains available and undrawn as at March 31, 2019.

$21.4 million in relation to the promissory note payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within debt. At March 31, 2019, $1.9 million is included within short-term debt with the remaining $19.5 million within long-term debt.

In December 2018, the Company sold 1,260,358 shares in Golden Ocean for proceeds of $7.7 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in March 2019 for $7.7 million.

In March 2019, the Company repurchased these shares and subsequently sold them for proceeds of $6.6 million. At the same time the Company entered into a forward contract to repurchase 1.3 million shares in Golden Ocean in June 2018 for $6.6 million and as such made a net cash settlement of $1.0 million after adjustment for foreign exchange differences, this has been treated as a settlement of debt. The transaction has been accounted for as a secured borrowing, with the shares retained in marketable securities and a liability recorded within debt for $6.6 million. These transactions have been reported on a net basis in the Consolidated Statement of Cash Flows.

The Company has recorded debt issuance costs (i.e. deferred charges) of $9.2 million at March 31, 2019 (December 2018: $9.8 million) as a direct deduction from the carrying amount of the related debt.

Assets pledged

(in thousands of $)	2019	2018
Vessels and equipment, net,	2,534,298	2,475,649

15. SHARE CAPITAL

The authorized share capital of the Company as at March 31, 2019 is $500,000,000 divided into 500,000,000 shares of $1.00 par value each, of which 169,821,192 shares (December 31, 2018:169,821,192 shares) of $1.00 par value each are in issue and fully paid.

16. FINANCIAL INSTRUMENTS

Interest rate swap agreements
In February 2013, Frontline 2012 entered into six interest rate swaps with Nordea Bank whereby the floating interest rate on an original principal amount of $260.0 million of the then anticipated debt on 12 MR product tanker newbuildings was switched to fixed rate. Six of these newbuildings were subsequently financed from the $466.5 million term loan facility. In February 2016, the Company entered into an interest rate swap with DNB whereby the floating interest on notional debt of $150 million was switched to a fixed rate. The contract has a forward start date of February 2019.

At March 31, 2019, the Company held an asset of $2.9 million (December 31, 2018: $7.6 million) in relation to these agreements. The Company recorded a loss on interest swaps of $4.1 million in the three months ended March 31, 2019 (three months ended March 31, 2018: gain of $5.1 million).

The interest rate swaps are not designated as hedges and are summarized as at March 31, 2019 as follows:

Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
($000s)
14,029	June 2013	June 2020	1.4025%
41,850	September 2013	September 2020	1.5035%
71,115	December 2013	December 2020	1.6015%
13,719	March 2014	March 2021	1.6998%
14,062	June 2014	June 2021	1.7995%
14,405	September 2014	September 2021	1.9070%
150,000	February 2016	February 2026	2.1970%
319,180

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2019 and December 31, 2018 are as follows:

	2019		2018
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	95,820	95,820	66,484	66,484
Restricted cash	1,332	1,332	1,420	1,420
Liabilities:
Floating rate debt	1,552,527	1,552,527	1,525,028	1,525,028
Fixed rate debt	178,039	176,022	215,524	212,696

The estimated fair value of financial assets and liabilities at March 31, 2019 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	95,820	95,820	—	—
Restricted cash	1,332	1,332	—	—
Liabilities:
Floating rate debt	1,552,527	—	1,552,527	—
Fixed rate debt	176,022	—	6,594	169,428

The estimated fair value of financial assets and liabilities at December 31, 2018 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	66,484	66,484	—	—
Restricted cash	1,420	1,420	—	—
Liabilities:
Floating rate debt	1,525,028	—	1,525,028	—
Fixed rate debt	212,696	—	7,631	205,065

The following methods and assumptions were used to estimate the fair value of each class of financial instrument;

Cash and cash equivalents – the carrying values in the balance sheet approximate fair value.

Restricted cash – the carrying values in the balance sheet approximate fair value.

Floating rate debt - the fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. Floating rate debt is presented net of deferred financing charges of $9.2 million as of March 31, 2019 (December 2018: $9.8 million).

Fixed rate debt - short term debt held with a third party bank has been valued using level two inputs, the remaining fixed rate debt has been determined using level 3 inputs being the discounted expected cash flows of the outstanding debt.

Assets Measured at Fair Value on a Nonrecurring Basis

Nonrecurring fair value measurements include a goodwill impairment assessment completed during the period. The impairment test used Level 1, Level 2 and Level 3 inputs.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of derivative interest rate agreements is the present value of the estimated future cash flows that the Company would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both the Company and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken AB (publ), or SEB, HSBC, Royal Bank of Scotland, DnB Bank ASA, or DNB and Nordea Bank Norge ASA, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and HSBC. However, the Company believes this risk is remote.

17. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Ship Finance International Ltd., Seadrill Limited, Seatankers Management Norge AS and Seatankers Management Co. Ltd (together "Seatankers Management"), Golden Ocean Group Limited, Arcadia Petroleum Limited, Solstad Farstad ASA, Archer Limited, North Atlantic Drilling Ltd, Flex LNG Ltd, Avance Gas Holdings Ltd and Sterna Finance Limited. In November 2014, Highlander Tankers AS, or Highlander Tankers

became related parties as Robert Hvide Macleod the owner and director of these companies was appointed the Chief Executive Officer of Frontline Management AS. In June 2018 we entered into an MOA to acquire a 20% ownership interest in FMSI and the transaction completed in the third quarter of 2018, as such FMSI became a related party.

Ship Finance Transactions
As of March 31, 2019, the Company held three vessels under finance leases, all of which are leased from Ship Finance. The remaining periods on these leases at March 31, 2019 range from approximately six to eight years.

A summary of leasing transactions with Ship Finance in the three months ended March 31, 2019 and March 31, 2018 are as follows;

(in thousands of $)	2019	2018
Charter hire payable (principal and interest)	2,970	15,260
Management fee receivable
Lease interest expense	1,795	5,184
Contingent rental income	(1,031)	(6,695)
Remaining lease obligation	96,585	268,529

The sum of $21.4 million in relation to Promissory notes payable to Ship Finance, following the termination of the leases on Front Circassia, Front Page, Front Stratus, Front Serenade and Front Ariake is included within debt. The Company repaid $0.4m in the three months ended March 31, 2019 and was charged $0.4 million (three months ended March 31, 2018: nil) in the three months ended March 31, 2019 for interest expense in relation to these notes.

Contingent rental income in 2019 is due to the fact that the actual profit share expense earned by by Ship Finance in the three months ended March 31, 2019 of $1.0 million (three months ended March 31, 2018: nil) was $1.0 million (three months ended March 31, 2018: $6.7 million) less than the amount accrued in the lease obligation payable when the leases were recorded at fair value at the time of the Merger.

In January 2014, Frontline 2012 commenced a pooling arrangement with Ship Finance, between two of its Suezmax tankers Front Odin and Front Njord and two Ship Finance vessels Glorycrown and Everbright. The Company recognized an expense of $0.7 million in the three months ended March 31, 2019 in relation to this pooling arrangement (three months ended March 31, 2018: loss of $0.1 million).

Seatankers Transactions
The Company entered into a Services Agreement with Seatankers Management, effective January 1, 2016, and was charged $0.2 million in the three months ended March 31, 2019 ( March 31, 2018: nil) for the provision of advisory and other support services.

FMSI Transactions
In the three months ended March 31, 2019 the Company paid or accrued amounts totalling $1.9 million due to FMSI in relation to the installation of EGCS on its owned and leased vessels.

In January 2019, FMSI repaid $3.0 million of a $6.0 million interest free loan extended by Frontline to FMSI in 2018.

As of March 31, 2019, the Company has committed to the installation of EGCS with FMSI on 18 vessels owned by the Company, with a financial commitment of $13.9 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS with FMSI equally on two VLCCs chartered from Ship Finance. The Company's remaining commitment on these vessels is $0.5 million

Transactions with other affiliates of Hemen
The Company repaid $36.0 million in the three months ended March 31, 2019 from its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. The Company recognized interest expense of $2.7 million in the three months ended March 31, 2019 (three months ended March 31, 2018: $0.9 million). The Credit Facility is repayable in November 2020 and $125.0 million remains available and undrawn as at March 31, 2019.

A summary of net amounts earned from related parties in the three months ended March 31, 2019 and March 31, 2018 are as follows:

(in thousands of $)	2019	2018
Seatankers Management Co. Ltd	2,678	713
Ship Finance International Limited	30	771
Golden Ocean Group Limited	1,834	1,849
Flex LNG Ltd	134	694
Seadrill Limited	66	117
Archer Limited	75	2
Deep Sea Supply Plc	12	10
North Atlantic Drilling Ltd	8	9
Avance Gas Holdings Ltd	16	—

Amounts earned from related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, and corporate and administrative services income. Amounts paid to related parties comprise primarily rental for office space.

Related party balances
A summary of balances due from related parties at March 31, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Ship Finance International Limited	1,052	1,653
Seatankers Management Co. Ltd	3,038	2,657
Archer Ltd	118	173
VLCC Chartering Limited	83	81
Golden Ocean Group Limited	1,731	2,370
Seadrill Limited	987	538
Flex LNG	159	210
Deep Sea Supply Plc	66	68
North Atlantic Drilling Limited	116	116
Other related parties	51	29
	7,401	7,895

A summary of balances due to related parties at March 31, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Ship Finance International Limited	9,022	8,886
Seatankers Management Co. Ltd	2,692	3,236
Flex LNG	1,307	1,058
Golden Ocean Group Limited	3,073	5,558
	16,094	18,738

See also note 11 and Note 14 for details regarding related party transactions and balances.

18. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

As of March 31, 2019, the Company's newbuilding program was comprised of one VLCC, which was delivered in April 2019. As of March 31, 2019, total installments of $26.8 million had been paid and the remaining commitment amounting to $55.9 million was paid in the second quarter of 2019 in relation to the vessel delivered in April 2019. Installments paid and the remaining commitment includes amount related to EGCS. As of March 31, 2019, Frontline had committed bank financing in place to finance the delivery of the newbuilding delivered in April and a loan amount of $59.4 million was drawn in April 2019.

As of March 31, 2019, the Company has committed to the installation of EGCS on 18 vessels owned by the Company, excluding EGCS being installed on the Company’s newbuilding included above and on the one newbuilding delivered in the quarter, with a financial commitment of $13.9 million, excluding installation costs. The Company has also agreed with Ship Finance to share the cost of installation of EGCS equally on two VLCCs chartered from them. The Company's commitment on these vessels is $0.5 million, excluding installation costs. These remaining commitments are due in 2019.

As of March 31, 2019, the Company has committed to the installation of BWTS on five vessels, with a remaining commitment of $2.4 million excluding installation costs, which is due in 2019.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

19. SUBSEQUENT EVENTS

In May 2019, the Company entered into an agreement to purchase a Suezmax tanker resale under construction at HHI, due for delivery in May 2020, at a cost of $66.0 million.

In April 2019, the Company signed an amendment to its $110.5 million term loan facility with ING for a separate tranche of $4.1 million to finance the EGCS to be installed on the remaining VLCC newbuilding. The additional tranche was subsequently drawn in April 2019, along with the delivery tranche of $55.3 million on delivery of Front Discovery.